

16003917

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 65678

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/15__ AND ENDING __12/31/15__

      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Glen Eagle Wealth, LLC

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

353 Nassau Street

(No. and Street)

Princeton	New Jersey	08540
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SUSAN MICHEL   609-631-8231

                                               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weisberg, Mole, Krantz & Goldfarb, LLP

(Name – if individual, state last, first, middle name)

185 Crossways Park Drive	Woodbury	New York	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

GLEN EAGLE WEALTH LLC

Financial Statements

Year Ended December 31, 2015

GLEN EAGLE WEALTH LLC

Table of Contents

WMK G

Weisberg, Molé, Krantz & Goldfarb, LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Glen Eagle Wealth LLC

We have audited the accompanying statement of financial condition of Glen Eagle Wealth LLC as of December 31, 2015, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Glen Eagle Wealth LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Glen Eagle Wealth LLC as of December 31, 2015 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital under SEC Rule 15c3-1 on page 10 has been subjected to audit procedures performed in conjunction with the audit of Glen Eagle Wealth LLC's financial statements. The supplemental information is the responsibility of Glen Eagle Wealth LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Weisberg, Molé, Krantz & Goldfarb, LLP

Woodbury, New York
February 26, 2016

185 Crossways Park Drive, Woodbury, NY 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

OATH OR AFFIRMATION

I, ___Susan Michel_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___Glen Eagle Wealth, LLC_____ , as

of ___December 31_____ , 20_15___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

Susan C. Michel
_____
Signature

CEO
_____
Title

Patricia Valdes
_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLEN EAGLE WEALTH LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$	86,946
Due from broker		48,409
Due from affiliate		36,585
Clearing deposit		25,000
Prepaid expenses and other assets		43,300
Total current assets		240,240
Property and equipment (net of accumulated depreciation of $31,421)		12,216
Total Assets	$	252,456

LIABILITIES AND MEMBER'S EQUITY
Liabilities

Accounts payable and accrued expenses	$	95,519
Member's equity		156,937
Total Liabilities and Member's Equity	$	252,456

See notes to financial statement.

GLEN EAGLE WEALTH LLC

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2015

Revenues		
Advisory fees	$	682,921
Commission income		1,081,813
Other income		2,919
Investment income		427
		1,768,080
Operating expenses		
Commissions paid to brokers		1,041,048
Employee compensation and benefits		283,407
Clearing costs		44,726
Dues and subscriptions		21,994
Professional fees		56,032
Occupancy cost		66,425
Communications		19,457
Regulatory and SIPC fees		27,917
Depreciation and amortization		4,495
Travel and entertainment		42,371
Other operating expenses		169,581
		1,777,453
Net Loss	$	(9,373)

GLEN EAGLE WEALTH LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2015

Balance, January 1, 2015	$	171,310
Net loss		(9,373)
Member distributions		(5,000)
Balance, December 31, 2015	$	156,937

See notes to financial statement.

GLEN EAGLE WEALTH LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2015

Cash flows from operating activities

Net loss	$	(9,373)
Adjustments to reconcile net income to net cash used in operating activities		
Depreciation		4,495
Changes in assets and liabilities		
Due from broker		20,827
Advisory fees and other receivables		36,093
Due from affiliate		(36,585)
Prepaid expenses and other assets		(5,364)
Accounts payable and accrued expenses		(63,409)
Net cash used in operating activities		(53,316)

Cash flows from investing activities

Acquisition of fixed assets		(5,429)
Net cash used in investing activities		(5,429)

Cash flows from financing activities

Member distributions		(5,000)
Net cash used in financing activities		(5,000)

Net decrease in cash		(63,745)
Cash, beginning of year		150,691
Cash, end of year	$	86,946

Supplemental cash flow disclosures

Interest paid	$	216

See notes to financial statement.

GLEN EAGLE WEALTH LLC

Notes to Financial Statements

December 31, 2015

1. General

   Glen Eagle Wealth, LLC (the "Company") is a limited liability company formed under the laws of the State of Delaware on June 19, 2002 for the purpose of doing business as a fully disclosed broker dealer registered under The Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company commenced business operations on May 9, 2003 and was originally named Glen Eagle Advisors, LLC. The Company is a wholly-owned subsidiary of Glen Eagle Investments, Inc. On July 1, 2015, Glen Eagle Advisors, LLC was renamed Glen Eagle Wealth, LLC. At the same time a new company was formed and named Glen Eagle Advisors, LLC. The new Glen Eagle Advisors, LLC assumed the Registered Investment Advisor activities that had previously been a part of the Company. Now, Glen Eagle Wealth, LLC, operates as a fully disclosed broker dealer and Glen Eagle Advisors, LLC operates as a Registered Investment Advisor. Both firms remain wholly owned subsidiaries of Glen Eagle Investments, Inc.

   The Company acts as a broker dealer and is exempt from The Securities and Exchange Commission ("SEC") Rule 15c3-3 under paragraph k (2) (ii) and is not responsible for compliance with Section 4(c) of Regulations T of the Board of Governors of the Federal Reserve System, as all customer accounts, as defined by such rules, are carried by the clearing firm.

2. Regulation

   The Company is registered as a broker/dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker/dealers has been delegated to self-regulatory organizations, such as the FINRA, which is designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

3. Summary of Significant Accounting Policies

   Cash Equivalents –

   Cash and cash equivalents include cash on hand and in the bank, as well as all short-term securities held for the primary purpose of general liquidity. Such securities normally mature within three months from the date of acquisition.

   Due from Broker –

   Receivables consist primarily of commissions earned as an introducing broker dealer pertaining to the sale of mutual funds and variable annuities. On a periodic basis, the Company evaluates its receivables and establishes an allowance for doubtful accounts, if necessary, based on credit considerations. At December 31, 2015, there no allowance was required for this receivable.

3. Summary of Significant Accounting Policies (Continued)

Property and Equipment –

Property and equipment are stated at cost and are depreciated using the double-declining method or the straight-line method over the estimated useful lives of five or seven years.

Revenue Recognition –

Commission income and related expenses, including clearing charges, are recorded on a trade date basis as securities transactions occur.

Use of Estimates –

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Income Taxes –

As the Company is a single member limited liability company, it is not a taxpaying entity for federal or state income tax purposes. The member is taxed individually on the taxable income, whether or not distributed, and may be entitled to deduct any losses. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements.

Concentration of Credit Risk –

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, banks and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit worthiness of each counter party.

Financial instruments that are potentially subject to credit risk include cash and cash equivalents and amounts due from broker. The balances in these accounts may periodically exceed federally insured limits.

4. Related Parties

The Company has related party balances with its registered investment advisor affiliate, Glen Eagle Advisors, LLC, a related party through common ownership under an expense sharing agreement. As of December 31, 2015, Glen Eagle Advisors, LLC, owes the Company $36,585. The sole source of commission income of the Company is derived from the clients whose assets are managed by the affiliated company.

GLEN EAGLE WEALTH LLC

Notes to Financial Statements (Continued)

December 31, 2015

5. Restricted Cash

At December 31, 2015, the Company had $25,000 deposited with Pershing, L.L.C. ("Pershing"), which is the entity the Company uses as its clearing broker. Per the terms of the clearing agreement with Pershing, the Company must maintain a balance of $25,000 deposited at all times.

6. Property and Equipment

At December 31, 2015, property and equipment consists of:

Computer equipment	$	31,259
Furniture and fixtures		10,541
Telephone system		1,837
Less: Accumulated depreciation		(31,421)
Total property and equipment, net	$	12,216

An adjustment of $5,837 was made in 2015 to reduce depreciation expense and correct recorded accumulated depreciation.

7. Commitments

The Company is a party to leases for its office space and certain equipment. Future minimum lease payments for all leases with terms of one year or more are as follows:

Year Ending December 31,		
2016	$	63,617

Rent expense for the above operating leases amounted to $66,425 for the year ended December 31, 2015.

8. Limited Liability Company

Since the Company is a limited liability company, no member manager, agent or employee of the Company shall be liable for the debts, obligations, or liabilities of the Company. The duration of the Company is perpetual.

GLEN EAGLE WEALTH LLC

Notes to Financial Statements (Continued)

December 31, 2015

9. Minimum Capital Requirements

The Company is subject to The Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum regulatory net capital, as defined, and requires that the ratio of aggregate indebtedness, as defined, to regulatory net capital not exceed 15 to 1.

At December 31, 2015, the Company's net capital under these rules was $44,176 which was $37,808 in excess of its minimum requirement of $6,368. The Company's aggregate indebtedness to net capital ratio was 2.16 to 1.

10. Customer Protection Rule

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to-possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under SEC Rule 15c3-3 or (2) for which instructions to reduce to possession or control has not been issued as of the audit date. excluding items arising from "temporary lags which result from normal business operations" as permitted under SEC Rule 15c3-3.

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(ii).

11. Off Balance Sheet Risk

In the normal course of business, the Company's activities may expose it to off-balance sheet credit risk in the event a counterparty or customer is unable to fulfill its contracted obligations. The Company is therefore exposed to risk of loss on these transactions in the event of a counterparty being unable to meet the terms of their contracts, which may require the Company to purchase or sell financial instruments at prevailing market prices.

12. Subsequent Events

The Company evaluated events occurring after December 31, 2015 and through February 26, 2016, the date the financial statements were available to be issued, to determine whether any items were noted, which necessitated adjustments to or disclosure in the financial statements. No such subsequent events were identified.

GLEN EAGLE WEALTH LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2015

Computation of net capital

Total member's equity	$	156,937
Less - non-allowable assets		
Property and equipment, net		(12,216)
Other assets		(100,523)
Net capital before haircuts on securities positions		44,198
Haircuts and undue concentrations		(22)
Net capital	$	44,176

Computation of aggregate indebtedness

Accounts payable and accrued expenses		
includable in aggregate indebtedness	$	95,519
Aggregate indebtedness	$	95,519

Computation of basic net capital requirement

Minimum net capital required (6 2/3% of aggregate indebtedness)	$	6,368
Minimum dollar requirement		5,000
Net capital requirement		
(greater of minimum net capital or dollar requirement)	$	6,368

Excess net capital	$	37,808
Excess net capital at 1000 percent	$	34,624
Ratio: aggregate indebtedness to net capital		2.16 to 1

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2015)		
Net capital, as reported in Company's Part II Amended Focus	$	44,176
Net capital, as included in this report	$	44,176

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Glen Eagle Wealth LLC

We have reviewed management's statements, included in the accompanying Statement of Exemption, in which (1) Glen Eagle Wealth LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Glen Eagle Wealth LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Glen Eagle Wealth LLC stated that Glen Eagle Wealth LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Glen Eagle Wealth LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Glen Eagle Wealth LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Werby, Mole, Kurtz & Goldfarb, LLP

Woodbury, New York
February 26, 2016

Assertions Regarding Exemption Provisions

Glen Eagle Wealth, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5, promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the follow provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

The company met the identified exemption provision in §240.15c3-3(k) throughout the most recent fiscal year ending December 31, 2015, without exemption.

Glen Eagle Wealth, LLC

I, Susan Michel, swear or affirm, that to my best knowledge and belief, this Exemption Report is true and correct.

By:

Susan Michel, Chief Executive Officer

February 25, 2016

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Members of Glen Eagle Wealth LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Glen Eagle Wealth LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Glen Eagle Wealth LLC's compliance with the applicable instructions of Form SIPC-7. Glen Eagle Wealth LLC's management is responsible for Glen Eagle Wealth LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers,noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Woodbury, NY
February 26, 2016

GLEN EAGLE WEALTH LLC

SECURITIES INVESTOR PROTECTION CORPORATION
SCHEDULE OF ASSESSMENT AND PAYMENTS

YEAR ENDED DECEMBER 31, 2015

Period Covered	Date Paid	Amount
General assessment reconciliation for the period		
January 1, 2015 to December 31, 2015		$ 1,781
Payment schedule :		
Paid with SIPC-6	7/29/2015	(897)
Paid with SIPC-7	2/28/2016	(884)
Total Payments		$ (1,781)